

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 23, 2015

Paul Harris
Secretary and General Counsel
KeyCorp
127 Public Square
Cleveland, OH 44114

> **Re: KeyCorp**
> **Registration Statement on Form S-4**
> **Filed November 30, 2015**
> **File No. 333-208272**

Dear Mr. Harris:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 22

1.   You disclose that the unaudited pro forma financial information assumes that the merger is accounted for under the purchase method of accounting. Please revise to disclose that the merger is accounted for under the acquisition method of accounting or advise us as to the accounting guidance used to account for the merger.

Articles Amendment Proposal, page 45

2.   Please revise your filing to allow for KeyCorp's shareholders to cast a separate ballot on items (iii) and (iv) in the second paragraph on page 45. It appears that each of these items would be material to your common stock shareholders. You may cross-condition these items linking them to one another.

Background of the Merger, page 51

3.   Please tell us what consideration you gave to providing the information required by Item 1015(b) of Regulation M-A for the Consultant described in the first paragraph on page 54. Please refer to Item 4(b) of Form S-4.

4.   Regarding the October 12, 2015 meeting of the First Niagara Board of Directors described in the paragraph beginning at the bottom of page 54 and continuing on to page 55, please disclose the following information:

- the Consultant's estimated standalone valuation for First Niagara;

- the basis for the board's determination that First Niagara's estimated standalone valuation was likely to be materially lower than any of the proposals from the bidders; and

- the basis for the board's determination that the potential decline in share price upon an announcement that First Niagara would remain independent was likely to be immediate and material.

5.   In the fourth paragraph on page 52, please indicate who first contacted Party C regarding the potential transaction and, in view of the board's initial decision to limit solicitations of interest to three financial institutions, how Party C came to express its interest in a potential transaction.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 113

Note 3 – Pro Forma Adjustments, page 118

6.   Pro forma Adjustment C includes a $724 million estimated fair value adjustment to loans. In the narrative discussion in Note 3, you note that this fair value adjustment includes credit deterioration, current interest rates and liquidity to the acquired loans. Please separately present the components of this pro forma adjustment in your next amendment and revise the accompanying footnote accordingly.

7.   Please disclose the estimated average life used to reflect the accretion of loan discounts from the interest rate fair value adjustment in Adjustment P.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Gustavo Rodriguez, Accounting Branch Chief at (20) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich King
Assistant Director
Office of Financial Services

cc: Lee Meyerson, Simpson Thacher & Bartlett LLP